Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-136986 and 333-136988) under the Securities Act of 1933 of Inter Parfums, Inc. of (i) our report dated March 16, 2007 consolidated balance sheets of Inter Parfums, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 and (ii) to our report dated March 16, 2007 on (a) management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and (b) the effectiveness of the Inter Parfums, Inc. maintenance of internal controls over financial reporting as of December 31, 2006. Each report appears in the December 31, 2006 Annual Report on Form 10-K of Inter Parfums, Inc.

Mazars LLP

New York, New York

March 16, 2007